FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

February 7, 2005

Commission File Number: 0001291361

Syneron Medical Ltd.
(Translation of registrant’s name into English)

Industrial Zone, Yokneam Illit, 20692, P.O.B. 550 Israel
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

On February 7, 2005, Syneron Medical Ltd. (the “Company”) issued a press release announcing its fiscal year and fourth quarter financial results for the period ending December 31, 2004.

Revenues for 2004 were $ 57.9 M (65% increase over 2003), with net income of $ 27.3 M (217% increase over 2003), translating to $ 1.14 per diluted share.

Revenues for the 4th quarter 2004 were $ 17.5 M (a 47% increase over Q4, 2003) , with net income of $ 8.2 M (a 583% increase over Q4, 2003), translating to $0.3 per diluted share.

2004 was a landmark year in which Syneron established itself as global leader in aesthetic medical devices, through rapid growth in sales (1,300 systems in 2004 alone), broad product portfolio (consisting of 6 platforms providing the widest coverage available in aesthetic medical procedures), and expansion of global marketing and sales network (covering 41 countries through its subsidiaries and 35 distributors).

These achievements were made while reaching accelerated growth in revenues, (exceeding, by far, the estimated market growth) and outstanding profitability, with gross profit margin of above 85% and net profit margin of over 45%.

The following document is attached hereto and incorporated by reference herein:

Exhibit 1	Press release, dated February 7, 2005, titled “Syneron Medical Achieves 65% Growth in Sales and 217% Growth in Net Profit in FY2004"

On February 7, 2005, Syneron Medical Ltd. (the “Company”) issued a press release announcing that it intends to file a registration statement with the SEC for a public offering of up to 8,050,000 of its ordinary shares, to be offered by Syneron security holders, anticipating that the offering (not yet filed) will be completed during the 1st quarter of 2005.

Exhibit 2	Press release, dated February 7, 2005, titled "Syneron Announces Intention to Launch Secondary Offering"

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Syneron Medical Ltd. BY: /S/ Moshe Mizrahy —————————————— Moshe Mizrahy Chief Executive Officer

Date: February 7, 2005